Filed by Tortoise Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tortoise Acquisition Corp. II

Commission File No.: 001-39508

Date: April 19, 2021

VOLTA NAMES UBER FINANCE EXECUTIVE FRANCOIS CHADWICK

AS CHIEF FINANCIAL OFFICER

Chadwick will bring finance and growth expertise to Volta

as it plans to enter the public markets

SAN FRANCISCO, April, 19, 2021 – Volta Industries, Inc. (“Volta”), an industry leader in commerce-centric electric vehicle (EV) charging networks, today announced it has named Francois Chadwick as Chief Financial Officer. Mr. Chadwick previously served as Vice President, Finance, Tax & Accounting at Uber Technologies, Inc. (“UBER”).

In his new role, Mr. Chadwick will be responsible for leading Volta’s finance team, including guiding growth plans following the completion of Volta’s previously-announced proposed business combination transaction with Tortoise Acquisition Corp. II (NYSE: SNPR), a publicly-traded special purpose acquisition company. Reporting to Chris Wendel, Co-Founder and President of Volta, Mr. Chadwick will bring his decades of expertise to use in building out a growth-oriented financial function. In particular, he will oversee financial planning, capital markets, compliance, accounting, tax and capital allocation strategy.  He will also guide strategic policy decisions with key regulators and tax authorities.

Mr. Chadwick comes to Volta with more than 25 years of experience as a senior finance professional working in areas such as IPO finance and readiness, tax, compliance, accounting, strategy, business operations, mergers and acquisitions, financial planning and process design - with a particular focus on growth stage strategies. During his time at Uber, Mr. Chadwick was part of the team that scaled the company globally, orchestrating the launch of Uber in more than 100 countries and guiding its global growth plans. He helped to build Uber as it went through both the IPO and post-IPO process. Under his leadership, Mr. Chadwick built and coordinated a team of 200+ global professionals. He also served as a Board Member of Uber International CV.

Debra Crow, Volta’s previous CFO who helped take Volta from Series C funding to the present, will remain with Volta as a senior executive reporting to Mr. Wendel.

Founded on the premise that the electrification of mobility is one of the largest infrastructural shifts of this generation, Volta builds and operates a nationwide EV charging network that is centered around the evolving spending habits caused by the move to electric vehicles. Volta's business model is to build open-network charging stations in locations where drivers already spend their time and money, including grocery stores, pharmacies and other retail locations.

“Francois brings a deep background in mobility, and a proven track record of success managing the complex requirements for high growth companies entering the public markets,” said Mr. Wendel. “His business experience in rapid deployments on the ground in multiple cities, as well as internationally, while synthesizing multiple business lines to a larger whole, will be a tremendous asset to Volta as we prepare to complete our business combination and accelerate growth and drive revenue.”

Prior to joining Uber, Mr. Chadwick was the National Tax Leader - Emerging Growth Practice at KPMG, where he focused on global hyper-growth tech companies. Prior to his time at KPMG, Mr. Chadwick served as CEO of the consulting firm, Taxaccord LLC. Earlier in his career, he held positions at BDO, Jefferson Wells and PricewaterhouseCoopers. Mr. Chadwick graduated with a Bachelor of Laws (LL.B.) from Liverpool John Morres University.

“I could not be more thrilled to help Volta execute on its growth plans at such an important time for the company,” said Mr. Chadwick. “Volta is a leader in EV charging infrastructure, with a truly unique business model. I look forward to putting my experience to work to help the company accelerate its vision and growth at such a pivotal and exciting moment in the EV industry.”

Additional Information

On February 7, 2021, Volta entered into a business combination agreement (the “Business Combination Agreement”) with Tortoise Acquisition Corp. II, SNPR Merger Sub I, Inc. and SNPR Merger Sub II, LLC. Completion of the proposed business combination is subject to, among other things, the approval of the shareholders of Tortoise Acquisition Corp. II and satisfaction of the other conditions to closing stated in the Business Combination Agreement. The proposed transaction is expected to close in the third quarter of 2021.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this press release, regarding Tortoise Acquisition Corp. II’s proposed business combination with Volta, Tortoise Acquisition Corp. II’s ability to consummate the transaction, the benefits of the transaction and Volta’s and the combined company’s future financial performance, strategy, growth, prospects, plans and objectives of management] are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Tortoise Acquisition Corp. II and Volta disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. Tortoise Acquisition Corp. II and Volta caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Tortoise Acquisition Corp. II or Volta. In addition, Tortoise Acquisition Corp. II cautions you that the forward-looking statements contained in this press release are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Tortoise Acquisition Corp. II or Volta following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Tortoise Acquisition Corp. II, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts Tortoise Acquisition Corp. II’s or Volta’s current plans and operations as a result of the announcement of the transactions; (v) Volta’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Volta to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Volta may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Tortoise Acquisition Corp. II’s periodic filings with the Securities and Exchange Commission (the “SEC”), including Tortoise Acquisition Corp. II’s final prospectus for its initial public offering filed with the SEC on September 14, 2020. Tortoise Acquisition Corp. II’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

About Volta

Volta is an industry leader in commerce-centric EV charging networks. Volta’s vision is to build EV charging networks that capitalize on and catalyze the shift from combustion-powered miles to electric miles by placing stations where consumers live, work, shop and play. By leveraging a data-driven understanding of driver behavior to deliver EV charging solutions that fit seamlessly into drivers’ daily routines, Volta’s goal is to benefit consumers, brands and real-estate locations while helping to build the infrastructure of the future. As part of Volta’s unique EV charging offering, its stations allow it to enhance its site hosts’ and strategic partners’ core commercial interests, creating a new means for them to benefit from the transformative shift to electric mobility. To learn more, visit www.voltacharging.com

About Tortoise Acquisition Corp. II

Tortoise Acquisition Corp. II (NYSE: SNPR) is a special purpose acquisition company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Tortoise Acquisition Corp. II’s expertise spans across the entire energy and infrastructure value chain. Tortoise Acquisition Corp. II’s strategy is to combine with a company to take advantage of the global opportunities created by the energy transition including clean energy generation and storage, alternative fuels and transportation, technological advances and changes in energy policies. To learn more, visit www.tortoisespac.com.

Important Information for Investors and Shareholders

In connection with the proposed business combination, Tortoise Acquisition Corp. II will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC. The Registration Statement will include a proxy statement/prospectus of Tortoise Acquisition Corp. II. Additionally, Tortoise Acquisition Corp. II will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of Tortoise Acquisition Corp. II are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Tortoise Acquisition Corp. II and its directors and officers may be deemed participants in the solicitation of proxies of Tortoise Acquisition Corp. II’s shareholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Tortoise Acquisition Corp. II’s executive officers and directors in the solicitation by reading Tortoise Acquisition Corp. II’s final prospectus for its initial public offering filed with the SEC on September 14, 2020, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Tortoise Acquisition Corp. II’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

Investor Contact

IR@voltacharging.com

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